SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated July 13, 2020.

TRANSLATION

Autonomous City of Buenos Aires, July 13, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Relevant Information – Announcement of changes to the

Exchange Offer

Dear Sirs:

The purpose of this letter is to comply with the requirements of article 23, section 8 Chapter VI of the ByMA Listing Regulations and to inform that on July 13th it was announced changes to the offering of (i) Class XIII 8.500% fixed rate US Dollar denominated negotiable obligations redeemable with maturity in 2025 in an aggregate nominal amount of up to US$950,000,000 (the “Negotiable Obligations Class XIII”) to be issued in exchange for the class XLVII negotiable obligations issued on March 23, 2016 in an aggregate nominal amount of US$1,000,000,000 maturing in 2021 (the “Existing Negotiable Obligations”), and (ii) the terms and procedures to exchange any and all of the Existing Negotiable Obligations for the Negotiable Obligations Class XIII (the “Exchange Offer”) announced on July 2, 2020, published on the same date in the CNV website, www.cnv.gov.ar, under the item “Empresas (entidades con oferta pública)” (the “AIF”), in the Mercado Abierto Electronico S.A. website (the “MAE”), in the electronic bulletin of the MAE (the “Electronic Bulletin of the MAE”) and on YPF’s website http://www.ypf.com.

The press release informing about such changes can be found at http://www.prnewswire.com/news-releases/ypf-sociedad- anonima-

announces-change-in-total-early-exchange-consideration-extension-of-early-participation- date-and-change- in-amortization-of-the-new-

notes-as-defined-below-in-connection-with-its-exchange-offer-for- any-and-al-301091994.html?tc=eml_cleartime. Additionally, the documents related to the Exchange Offer and the issuance of the Negotiable Obligations Class XIII, including the pricing supplement and its amendment, are available at the AIF, the MAE website, in the Electronic Bulletin of the MAE and on YPF’s website http://www.ypf.com.

All capitalized terms not defined herein have the meaning assigned to them in the Pricing Supplement.

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: July 13, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer